UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

Olga Ziborova Appointed Vice President for Ecosystem Development & Marketing

April 16, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company” — NYSE:MBT; MOEX:MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the Company’s Board of Directors (“BoD” or “the Board”) has approved the appointment of Olga Ziborova as Vice President for Ecosystem Development & Marketing.

MTS President & CEO Vyacheslav Nikolaev commented: “Olga has extensive experience in developing and promoting world-class products for MTS customers across both core connectivity and innovative digital services. Over the past several years, she has actively participated in the company’s transformation, bringing strategic vision, deep industry expertise, and broad marketing knowledge. In her new role, Olga will be tasked with executing on MTS’s marketing and ecosystem strategy to reinforce the company’s position as one of Russia’s leading multi-product consumers brands as we continue expanding into segments beyond traditional connectivity. I am confident that Olga’s professionalism and business acumen will help MTS continue to successfully develop our ecosystem and strengthen our market position.”

Biography of Olga Ziborova

Olga Ziborova was appointed Director for Ecosystem Marketing in 2020, overseeing the development and execution of MTS’s marketing strategy for new digital products and services as well as driving convergent offers and enhancing consumer awareness of the MTS ecosystem.

From 2017 to 2020 she headed MTS’s marketing department, where she was responsible for telecommunications marketing across both B2C and B2B segments. She also oversaw the development and promotion of convergent offers across the Company’s product lines and markets.

From 2010—2013 she headed MTS’s Tariff Policy Department, and from 2013-2017 she served as Marketing Director for Tariffs & Services. Earlier, from 2003-2010 she advanced through a series of senior marketing roles across MTS’s regional operations in Russia.

Olga holds a degree from St. Petersburg State University and has studied digital project management at Moscow’s SKOLKOVO Business School.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: April 16, 2021